SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 12, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the two Media Releases that appear immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

12 August 2008
Media release
UBS announces Board of Directors nominations and appointments to the Group Executive Board
•	Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett proposed as candidates for election to the Board of Directors of UBS AG at the EGM of 2 October 2008.
•	Markus Diethelm appointed as Group General Counsel and John Cryan as Group Chief Financial Officer.
Zurich/Basel, 12 August 2008 – UBS announces four new candidates for the Board of Directors to be proposed for election at the Extraordinary General Meeting of UBS on 2 October 2008 and two new members of its Group Executive Board.
Board of Director nominations
Following the proposal of the Governance and Nominating Committee, the UBS Board of Directors nominates Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett for election as independent members of the Board of Directors of UBS AG for a term of office to expire at the 2009 Annual General Meeting.
These candidates bring specific and relevant experience to UBS, namely in global financial services, the fields of change management and regulation and the perspectives of institutional shareholders.
Their nomination follows the introduction of a new Corporate Governance framework on 1 July which strengthened the oversight role of the Board and clarified the separation of the roles and responsibilities between the Board of Directors and Executive Management.
“We had the privilege of choosing from a number of exceptionally well qualified candidates”, said Peter Kurer, Chairman of the Board of Directors. “I am delighted that these individuals are available to join our Board. They have diverse and varied backgrounds and will together add to the overall breadth and depth of expertise of the Board. Their individual skills will allow them to contribute to the specific committee it is planned that they join. At the same time they each have significant

Media Relations
12 August 2008

experience in banking and finance. I have no doubt that the nominees will be able to contribute substantially to the future development and success of UBS.”
The search was managed by the Governance and Nominating Committee of the UBS Board of Directors under the chair of Gabrielle Kaufmann-Kohler and was supported by outside advisors. The nominees shall be proposed for election at the Extraordinary General Meeting of UBS on 2 October 2008.
Group Executive Board appointments
On the recommendation of the Group CEO, the Board of Directors has made two new appointments to the Group Executive Board (GEB).
Markus U. Diethelm will join UBS as Group General Counsel during third quarter 2008. The role was vacant following the election of Peter Kurer to the Board of Directors at the Annual General Meeting last April.
Marco Suter, who had expressed his desire to step down from his role as Group CFO to the Board of Directors and the CEO, will hand over his position to John Cryan on 1 September 2008.
“We are delighted that Markus and John will join our Group Executive Board, and, when it is formed, the new Executive Committee, filling these critical positions with two high-caliber senior managers”, said Marcel Rohner, CEO of UBS.
“Markus brings highly relevant experience in managing a global legal function in a sector whose complexity is comparable to the banking industry. His involvement in the strategic development of Swiss Re over the recent years will be instrumental in the next steps we will be taking at UBS. John is a widely respected banker who has specialized for many years in advising financial institutions around the world. His insights and expertise will be extremely valuable in our task of restoring the value of UBS.”
“Marco Suter has a long distinguished record at UBS, as Group CFO for the past year and, before that, as a member of the Board of Directors. His contribution in the past year has been enormous and I am very grateful that he was able to step into the role when we needed him most. We respect and support his desire to step back from the CFO function at this time”, said Peter Kurer, Chairman of UBS.
Biographies of Board of Director nominees
Sally Bott (1949) serves as Group Human Resources Director of BP plc, one of the world’s largest companies, which she joined in early 2005. She is also member of BP’s Group Executive Committee. An economics major, Sally Bott spent most of her career in finance. She was at Citibank from 1970 to 1993, and spent the last 15 years of that period in HR. She rose steadily through the HR ranks, working primarily across investment and wholesale banking with a range of geographic responsibilities, including Asia, Japan and Europe as well as North America. She last held the position of HR Director Wholesale Bank and Group HR Director,

Media Relations
12 August 2008

North America. She joined Barclays plc in London in 1994 as HR director for BZW, the investment banking arm of Barclays. She was appointed Group HR Director for Barclays plc in 1996. In 2000 she returned to New York and joined Marsh and McLennan, the US based global risk and insurance services business, as Managing Director and Head of HR for Marsh, Inc. Sally Bott is known for her extensive experience in leading organizational change. She is an American citizen. Subject to her election, the Board of Directors intends to appoint Sally Bott as a member of the Human Resources and Compensation Committee.
Rainer-Marc Frey (1963) is the founder and Chairman of Horizon21, a thematically based investment manager which takes long-term investment views on various industry sectors. With a degree in economics with a finance and banking focus from the University of St. Gallen, Rainer-Marc Frey started his career in 1987 at Merrill Lynch followed by an engagement at Salomon Brothers. Five years later at 29, he founded one of the first hedge fund groups in Europe, RMF Investment Group. He held the position of Chief Executive Officer of RMF for ten years and, having sold the latter to Man Group Plc in 2002, held senior roles within the Man Group until he founded Horizon21 in 2004. Rainer-Marc Frey is a member of the Board of DKSH, Zurich, and of the Advisory Board of Invision Private Equity AG, Zug. He is a Swiss citizen. Subject to his election, the Board of Directors intends to appoint Rainer-Marc Frey to the Risk Committee and the Strategy Committee.
Bruno Gehrig (1946), Prof. Dr. Dr. h.c., is the Chairman of Swiss Life Holding as well as the Vice Chairman of Roche Holding. An academic by background, Bruno Gehrig is an experienced private banker and was a highly regarded member of the Swiss regulatory authorities. He ended the first part of his academic career as Assistant Professor in Berne and Rochester, NY, USA, to join UBS Group in 1981 as Chief Economist. Later he held other senior positions in the bank in New York, London, Tokyo, and the Middle East before assuming responsibility for Securities Sales & Trading. Bruno Gehrig was then named CEO of the Cantrade Private Banking Group, a function he held until he resumed his academic career as Professor in Banking and Finance at the University of St. Gallen and concurrently served as a member of the Federal Banking Commission (the Swiss Banking Supervision Authority). In 1996, he became a Member of the Governing Board of the Swiss National Bank and was later appointed Vice Chairman. Bruno Gehrig is also Chairman of the Swiss International Air Lines Foundation. He is a Swiss citizen. Subject to his election, the Board of Directors intends to appoint Bruno Gehrig to the Audit Committee.
William (Bill) G. Parrett (1945) served his entire career with Deloitte Touche Tohmatsu, a global organization whose member firms have 160,000 people operating in nearly 140 countries and serves 80% of Fortune Global 500 companies. A member of the Global Executive Committee since 1999, Bill Parrett was Chief Executive Officer from 2003 until his retirement in 2007, a period during which Deloitte’s revenues grew from $15bn to $23bn. Bill Parrett founded the U.S. National Financial Services Group and the Global Financial Services Group of Deloitte, both of which he lead as Chairman. Today, Bill Parrett is an independent director of Eastman Kodak Co., USA, of Blackstone Group LP, USA, and of Thermo Fisher Scientific Inc., USA. He also is the Chairman of the United

Media Relations
12 August 2008

States Council for International Business and a member of the Executive Committee of the International Chamber of Commerce. He is an American citizen. Subject to his election, the Board of Directors intends to appoint Bill Parrett to the Audit Committee.
Biographies of new Group Executive Board members
Markus U. Diethelm (1957), currently Group Chief Legal Officer of Swiss Re, will be appointed as Group General Counsel of UBS. Markus U. Diethelm holds a law degree from the University of Zurich and a Master and PhD degree from Stanford University. He is a qualified attorney-at-law in the State of New York and in Switzerland. He started his career in 1983 with Bär & Karrer, a Zurich law firm. In 1988 he joined Paul, Weiss, Rifkind, Wharton & Garrison in New York as a foreign associate. As of 1989, he practiced with New York’s Shearman & Sterling, specializing in mergers and acquisitions. In 1992 he joined the Los Angeles-based law firm Gibson, Dunn & Crutcher, focusing on corporate matters, securities transactions, litigation and regulatory investigations while operating out of the firm’s Brussels and Paris offices. He joined Swiss Re in 1998 as Group Chief Legal Officer and was appointed to the Executive Board effective 1 January 2007. Under his leadership, Swiss Re introduced a successful global model for the Group’s legal and compliance organization. Markus U. Diethelm played a key role in the company’s World Trade Center litigation and in major corporate development transactions. He is a Swiss citizen.
John Cryan (1960), currently Head of the Financial Institutions Group at UBS’s Investment Bank, will be appointed as Group Chief Financial Officer. As an alumnus of Arthur Andersen & Co, John Cryan joined S.G. Warburg in London in 1987. Since 1992, he has specialized in providing strategic and financial advice to a wide range of companies in the financial services sector globally. In recent months, he has played an active role in advising UBS’s Board of Directors and the Group Executive Board on issues related to the financial crisis. John Cryan is a British citizen.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

12 August 2008
Media release
UBS announces repositioning of the Bank to allow maximum strategic flexibility in its future development
•	UBS will separate its business divisions into three autonomous units and vest them with increased operational authority and accountability.
•	Cross-divisional collaboration will be promoted and driven to yield the maximum possible revenue generation for the firm, within a clear framework of servicing, revenue sharing and referral arrangements at market terms.
•	UBS will align incentives for management and staff of each autonomous business division directly with its financial results. This will promote profit generation within an appropriate and rigorous risk framework that fully recognizes the risk/reward profile of different activities.
•	UBS will continue to invest in and develop its global wealth management business, its core asset, with the aim of strengthening both its presence in international growth markets and its leading position in Switzerland.
•	The new structure will result in more transparency on the sources of value creation within UBS, impose strict standards on the availability and usage of capital, reward management for sustainable value creation, and will provide maximum strategic flexibility to capture shareholder value in the future.
•	The UBS brand will continue to be used by all its divisions.
Zurich/Basel, 12 August 2008 – Following a detailed review of its strategy by the UBS Board of Directors and the Group CEO, UBS today announces changes to its strategic direction and launches a comprehensive program to re-engineer its business. This move is intended to capitalize on and further grow the value of its leading client franchises across its three businesses, create a platform for sustained profitability for each, and maximize value for the Group as a whole.
UBS will now operate as a Group with autonomous business divisions. This move will make UBS more effective and agile in managing trends in the financial industry – including the uncertain near-term outlook for global financial markets and potential changes in regulatory capital requirements. The new business model

Media Relations
12 August 2008

will enhance the incentive for each business division to be successful on its own merits, without relying on capital and funding rate cross-subsidies from the other businesses.
“Our review has clearly revealed the weaknesses associated with the integrated “one firm” business model. Some of these weaknesses – such as the blurring of the true risk-reward-profile of individual businesses – are the source of substantial risk, as we have seen in the past few months. Others have led to the creation of excessively elaborate processes and unnecessary layers of complexity. The new structure will create a spirit of transformation, clear accountability and transparency, and will allow us to optimize funding and capital usage. This repositioning of the Bank will create maximum strategic flexibility to capture the best possible opportunities for shareholder value creation in the future,” said Peter Kurer, Chairman of UBS.
“A lot has already been achieved in the repositioning of the Investment Bank. We have substantially reduced our risk exposures, balance sheet, costs and personnel, made changes in our group governance model and initiated remediation measures. I am determined to make the management of UBS more effective. These fundamental changes to the way we run our businesses will now increase the effectiveness of our management structure and processes, and of the way our businesses interact,” said Marcel Rohner, CEO of UBS.
Executive management
The executive management of the Group will be led by the CEO who will be supported by the Group Executive Board (GEB) and its newly established Executive Committee.
The full GEB will focus on group-wide interests and will, in particular, manage shared services and group leadership development, grow cross-divisional revenues, oversee regional governance, and review proposed changes to the business portfolio. The Executive Committee, which consists of the CEO, the CFO, the CRO (Chief Risk Officer) and the General Counsel, will decide on the resource allocation of the Group. It will set and monitor the performance targets for the business divisions, risk parameters, capital allocation and funding terms.
Divisional CEOs will be tasked with leading their business in a much more autonomous manner, accountable for dedicated capital resources, people and infrastructure. Regional CEOs will drive cross-divisional collaboration to generate value for UBS’s shareholders and will assume group-wide regional regulatory responsibility. Corporate Center will be responsible for providing state-of-the-art group level control in the areas of finance, risk, legal and compliance, and significant attention will be devoted to strengthening and empowering these functions throughout the firm.

Media Relations
12 August 2008

Strategic priorities
UBS will continue to develop the platform and reach of Global Wealth Management & Business Banking. This includes the expansion of its global presence in international wealth management growth markets. UBS’s leading position in Switzerland, both as a wealth manager and as the largest retail bank, will remain a cornerstone of the strategy and of sustainable profit growth.
The Investment Bank will continue its repositioning towards client-driven growth, combined with a further reduction of its balance sheet and risk positions. This will allow the Investment Bank to build on its global coverage and distribution capability and to ensure maximum accountability for creation of shareholder value. Each business line – equities, investment banking and fixed income, currencies and commodities – will be measured by individual return on capital targets. A new compensation plan will balance risk and reward.
In the Global Asset Management division, independence of management as well as investment decision-making and investment performance are critical to compete successfully. Incentives for leadership and staff will be aligned with the results and investment performance of the business.
Change program
The change of UBS’s business model will be achieved with a centrally managed change program, covering structural, legal and financial aspects of the transformation.
The seven streams of this program, which will start immediately, are:
•	Revised incentive systems to reward divisional management and staff for shareholder value creation in their own business division (during fourth quarter 2008)
•	Further enhancements to the funding framework so that the costs and structure of liabilities of each business division approximate those of stand-alone competitors (end 2009)
•	Adjustments to the executive governance structure to reflect the above changes (by end third quarter 2008)
•	Development of targets and performance indicators consistent with the repositioning of the business divisions (end 2008)
•	Reduction of the size and scope of the Corporate Center, in line with the re-allocation of process ownership to the divisions
•	Review of intra-divisional servicing, revenue sharing and referral arrangements (mid 2009)
•	Continuation of the strategic cost reduction program targeted at increasing the efficiency of the Group.
UBS expects the change program to be completed by the end of 2009.

Media Relations
12 August 2008

Peter Kurer, Chairman of UBS, said: “We are satisfied that we have found the right strategic framework for the management and development of our businesses. This repositioning will allow UBS to move quickly in seizing opportunities to strengthen each business – through collaborations, joint ventures or other forms of combination – as financial markets recover to normality with the objective of delivering the highest possible value to shareholders while preserving the core asset of UBS, its global wealth management business”.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Media Relations
12 August 2008

Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (3) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (4) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plan and changes will have the effects anticipated; (5) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit spreads and ratings; (6) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (7) management changes and changes to the structure of UBS’s Business Groups; (8) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (9) legislative, governmental and regulatory developments, including the possible imposition of more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (10) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios.
In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: August 12, 2008